Exhibit 99.1

Ballard and Toyota Tsusho Sign Distribution Agreement For Fuel Cell Products in Japan

VANCOUVER, Canada and TOKYO, Japan, Aug. 18, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed a Distribution Agreement with Toyota Tsusho Corporation ("TTC"; www.toyota-tsusho.com/english), a member Company of the Toyota Group. Under the agreement, TTC will act as a distributor of Ballard-powered fuel cell products in Japan. The initial term of the agreement runs to December 31, 2020.

Randy MacEwen, Ballard President and CEO said, "This agreement with Toyota Tsusho Corporation represents an exciting development for Ballard and important progress in the execution of our strategy in Japan. Toyota Tsusho is a large-scale player in Japan and around the globe, with interests in diverse areas and access to the tremendous network of Toyota Group Companies across a wide range of end-markets."

As the Toyota Group's sole general trading company – and one of the largest trading companies in Japan – Toyota Tsusho Corporation generated sales of 8,170 billion yen (approximately US$76.3 billion) in its latest fiscal year, ended March 2016.

TTC promotes the development of new business from a global perspective through its focus on Mobility, Life & Community and Resources & Environment. Toyota Tsusho Corporation's operations span seven divisions: Metals; Global Parts & Logistics; Automotive; Machinery, Energy & Projects; Chemicals & Electronics; Food & Agribusiness; Consumer Products & Services. Each TTC division maintains highly specialized expertise and also combines know-how and capabilities with other divisions to generate synergy and create new value.

Japan's Prime Minister Shinzo Abe has referred to hydrogen as an 'energy of the future' and the Japanese Government plans to spend more than $100 million on development of hydrogen infrastructure and various other hydrogen initiatives over the next 5-years.

Yuici Oi, TTC Chief Division Officer Global Parts and Logistics Division said, "We envision a number of interesting potential applications for Ballard fuel cell products including material handling, heavy-duty motive, continuous power and backup power in addition to powering a range of vehicles. The scope of our business interests offers a range of promising opportunities for hydrogen fuel cell technology."

Ballard plans to deploy an ex-patriate sales person in Japan to work with TTC on the execution of a joint sales plan.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning prospective business relationships and market developments including anticipated government subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 18-AUG-16